Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES HCSC POSITIVE
COVERAGE DECISION FOR ITS EXABLATE PROCEDURE FOR PAIN PALLIATION OF
BONE CANCER METASTASES

Tel Aviv, Israel, October 5, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it was informed by InSightec Ltd. (“InSightec”), that Health Care Service Corporation (HCSC) has published updates to their Magnetic Resonance Imaging-guided Focused Ultrasound (MRgFUS) coverage policy and is now providing benefits for InSightec’s ExAblate® procedure as a treatment option cleared by the Food and Drug Administration (FDA) for patients suffering from pain associated with bone metastases.

HCSC is the second largest Blue Cross and Blue Shield (a national federation of 37 independent, community-based and locally operated Blue Cross® and Blue Shield® companies) commercial insurer in the United States with over 13 million covered customers, and represents one of the top insurers in the states of TX, OK, IL, NM and MT.

Since receiving FDA approval, patients have been provided access to ExAblate from insurers on a case-by-case basis. By formalizing a favorable coverage policy, HCSC has made access to ExAblate a viable option for many more patients and physicians.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 33% of the share capital in InSightec (on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com